

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 20, 2024

Marc Hertz
President and CEO
GRI Bio, Inc.
2223 Avenida De La Playa, #208
La Jolla, CA 92037

> **Re: GRI Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2024**
> **File No. 333-283234**

Dear Marc Hertz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Miller, Esq.